CHAPIN DAVIS
INVESTMENTS
SINCE 1952

Chapin Davis, Inc. Exemption Report

For the Year End December 31, 2020

Chapin Davis, Inc. (the "Company") is a registered Broker-Dealer subject to Rule 17a-5 Promulgated by the Securities and Exchange Commission (17.C.F.R. €240.117a-5, "Reports to be made by certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. €240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. €240.185c3-3 under the following provisions of 17 C.F.R. €240.15c3-3(k): (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. €240.15c3-3(k) throughout the most recent fiscal year without exception.

Chapin Davis, Inc.

I, Stephanie N. Elliott affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Stephanie N. Elliott

Stephanie N. Elliott, President & CEO